January 31, 2025

Tony Koblinski
Chief Executive Officer
TCFIII SPACECO HOLDINGS LLC
5351 Argosy Avenue
Huntington Beach, CA 92649

       Re: TCFIII SPACECO HOLDINGS LLC
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 24, 2025
           File No. 333-284382
Dear Tony Koblinski:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 21, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 24, 2025 Prospectus Summary
Recent Developments, page 10

1. We note your statement in your disclosure suggesting not to place undue reliance on your preliminary results, which may differ from actual results. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results.
       Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733
if you have questions regarding comments on the financial statements and related
 January 31, 2025
Page 2

matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing